UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2005 (July 6, 2005)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP (which may be referred to as the "Partnership," "we," "us," or "our") hereby amends our Current Report on Form 8-K dated July 12, 2005 to provide the required financial statements relating to our acquisition of Landmark I & II, located in Dallas, Texas as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to Landmark I & II that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   Financial Statements and Exhibits

Page

(c)   Exhibits.

None

Independent Auditors Report

To the Partners of Behringer Harvard
Short-Term Opportunity Fund I LP:

We have audited the accompanying statement of revenues and certain operating expenses (the "Historical Summary") of Landmark I and II properties, located in Dallas, Texas (the "Properties"), for the year ended December 31, 2004. This Historical Summary is the responsibility of the Properties' management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K/A of Behringer Harvard Short-Term Opportunity Fund I LP) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Properties' revenues and expenses.

In our opinion, such Historical Summary presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the Historical Summary of the Properties for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
September 20, 2005

Landmark I & II
Statements of Revenues and Certain Expenses
For the Six Months Ended June 30, 2005 (Unaudited) and
For the Year Ended December 31, 2004

	Six Months Ended June 30, 2005 (unaudited)	Year Ended December 31, 2004
Revenues:		
Rental revenue	$ 2,175,562	$ 4,351,125
Tenant reimbursement income	756,514	1,516,144
Total revenues	2,932,076	5,867,269
Expenses:		
General and administrative	86,927	172,711
Property operating expenses	202,073	383,763
Real estate taxes	475,812	919,971
Total expenses	764,812	1,476,445
Revenues in excess of certain expenses	$ 2,167,264	$ 4,390,824

See accompanying notes to statements of revenues and certain expenses.

Landmark I & II
Notes to the Statements of Revenues and Certain Expenses
For the Six Months Ended June 30, 2005 (Unaudited) and
For the Year Ended December 31, 2004

1. **Basis of Presentation**

   On July 6, 2005, Behringer Harvard Short-Term Opportunity Fund I LP ("the Partnership") acquired a two-story office building containing approximately 122,273 (unaudited) rentable square feet, located on approximately 8.6 acres of land in Dallas, Texas, ("Landmark I"), and an additional two-story office building containing approximately 135,154 (unaudited) rentable square feet located on approximately 11.3 acres of land in Dallas, Texas, ("Landmark II"), (collectively "Landmark I & II").

   Landmark I & II are single tenant office buildings occupied by CompUSA, Inc., subject to leases that expire in 2008.

   The statements of revenues and certain operating expenses (the "Historical Summaries") have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. These Historical Summaries include the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property.

   The Statement of Revenues and Certain Operating Expenses and notes thereto for the six months ended June 30, 2005 included in this report are unaudited. In the opinion of the Partnership's management, all adjustments necessary for a fair presentation of such statement of revenues and certain operating expenses have been included. Such adjustments consisted of normal recurring items. Interim results are not necessarily indicative of results for a full year.

2. **Principles of Reporting and Use of Estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Property's management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Significant Accounting Policies**

   Revenue Recognition
   The Property's operations consist of rental income earned from its sole tenant under lease agreements which generally provide for minimum rent payments. All leases have been accounted for as operating leases. Rental income is recognized by amortizing the aggregate lease payments on the straight-line basis over the entire terms of the leases, which amounted to a decrease in rental income of approximately $175,069 (unaudited) for the six months ended June 30, 2005, and a decrease in rental income of approximately $350,138 for the year ended December 31, 2004.

   All of the property's net rentable space is committed under operating leases as of June 30, 2005 and December 31, 2004, respectively. The tenant's leases expire in 2008.

4. Leases

The aggregate annual minimum future rental income on non-cancelable operating leases in effect as of December 31, 2004 is as follows:

Year ending December 31:

2005	$	4,701,263
2006		4,701,263
2007		4,701,263
2008		1,436,928
Total	$	15,540,717

The minimum future rental income represents the base rent required to be paid under the terms of their leases exclusive of charges for contingent rents, electric services, real estate taxes, and operating cost escalations.

*****

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Financial Information

On July 6, 2005, we acquired a two-story office building containing approximately 122,273 rentable square feet, located on approximately 8.6 acres of land in Dallas, Texas, ("Landmark I"), and an additional two-story office building containing approximately 135,154 rentable square feet located on approximately 11.3 acres of land in Dallas, Texas, ("Landmark II"), (collectively, "Landmark I & II"), through our direct and indirect partnership interests in Behringer Harvard Landmark LP. The purchase price of Landmark I & II was $33,596,602, including closing costs. We used proceeds from our public offering of limited partnership units to pay the entire purchase price and all closing costs of the acquisition.

In the opinion of our management, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Balance Sheet
as of June 30, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired Landmark I & II as of June 30, 2005. This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statement of Operations and our historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the six months ended June 30, 2005. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on June 30, 2005, nor does it purport to represent our future financial position.

	June 30, 2005 as Reported (a)	Pro Forma Adjustments		Pro Forma June 30, 2005
Assets				
Real estate				
Land	$ 15,766,047	$ 9,500,000	**(b)** $	25,266,047
Buildings, net	40,610,922	18,357,363	**(b)**	58,968,285
Real estate under development	30,024,570	-		30,024,570
Acquired in-place lease intangibles, net	14,040,422	6,583,650	**(b)**	20,624,072
Deferred leasing intangibles, net	300,107	-		300,107
Total real estate	100,742,068	34,441,013		135,183,081
Cash and cash equivalents	38,352,585	(33,596,602)	**(b)**	6,005,983
		1,250,000	**(c)**	
Restricted cash	844,412	-		844,412
Accounts receivable, net	1,157,311	17,026	**(b)**	1,174,337
Receivables from affiliates	792,119	-		792,119
Prepaid expenses and other assets	108,333	24,984	**(b)**	133,317
Escrow deposits	1,250,000	(1,250,000)	**(c)**	-
Investment in unconsolidated joint ventures	1,188,562	-		1,188,562
Deferred financing fees, net of accumulated amortization of $287,036	715,534	-		715,534
Total assets	$ 145,150,924	$ 886,421	$	146,037,345
Liabilities and partners' capital				
Liabilities				
Mortgage notes payable	$ 45,510,388	$ -	$	45,510,388
Accounts payable	1,546,096	-		1,546,096
Payables to affiliates	64,127	-		64,127
Acquired below market lease intangibles, net	357,899	-		357,899
Distributions payable	270,945	-		270,945
Accrued liabilities	2,150,056	886,421	**(b)**	3,036,477
Total liabilities	49,899,511	886,421		50,785,932
Commitments and contingencies				
Minority interest	2,438,071	-		2,438,071
Partners' capital				
Limited partners - 11,000,000 units authorized; 10,988,259 units issued and outstanding	92,812,864	-		92,812,864
General partners	478	-		478
Total partners' capital	92,813,342	-		92,813,342
Total liabilities and partners' capital	$ 145,150,924	$ 886,421	$	146,037,345

8

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired Landmark I & II as of January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with our historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the six months ended June 30, 2005. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Six months ended June 30, 2005 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Six months ended June 30, 2005
Revenue						
Rental revenue	$ 4,069,046	$ 2,317,432	$ 2,175,562	$ (253,051)	**(d)** $	8,308,989
Other income	-	-	756,514	-		756,514
Total revenue	4,069,046	2,317,432	2,932,076	(253,051)		9,065,503
Expenses						
Property operating expenses	630,705	143,271	202,073	-		976,049
Ground rent	175,674	-	-	-		175,674
Real estate taxes	562,345	374,145	475,812	-		1,412,302
Property and asset management fees	215,935	156,201	-	97,900	**(e)**	554,028
				83,992	**(f)**	
General and administrative	400,626	-	86,927	-		487,553
Interest expense	451,539	269,298	-	-		720,837
Depreciation and amortization	2,404,289	1,728,764	-	1,133,763	**(g)**	5,266,816
Total expenses	4,841,113	2,671,679	764,812	1,315,655		9,593,259
Interest income	562,135	1,112	-	-		563,247
Equity in losses of investments in unconsolidated joint ventures	(579,587)	304,283	-	-		(275,304)
Gain on sale of assets	1,096,396	-	-	-		1,096,396
Other income	5,510	-	-	-		5,510
Minority interest	(21,713)	-	-	-		(21,713)
Net income (loss)	$ 290,674	$ (48,852)	$ 2,167,264	$ (1,568,706)	$	840,380
Allocation of net income:						
Net income allocated to general partners	$ 1				$	3
Net income allocated to limited partners	$ 290,673				$	840,377
Weighted average number of limited partnership units outstanding	10,550,759			197,386	**(h)**	10,748,145
Net income per limited partnership unit	$ 0.03				$	0.08

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired Landmark I & II as of January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with our historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Year ended December 31, 2004 As Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments	Pro Forma Year ended December 31, 2004
Revenue					
Rental revenue	$ 2,616,051	$ 7,162,150	$ 4,351,125	$ (506,102) (d)	$ 13,623,224
Other income	-	1,411,070	1,516,144	-	2,927,214
Total revenues	2,616,051	8,573,220	5,867,269	(506,102)	16,550,438
Expenses					
Property operating expenses	868,665	656,632	383,763	-	1,909,060
Ground rent	293,307	38,187	-	-	331,494
Real estate taxes	452,836	1,337,753	919,971	-	2,710,560
Property and asset management fees	188,524	633,614	-	195,801 (e)	1,185,922
				167,983 (f)	
General and administrative	400,231	59,528	172,711	-	632,470
Interest expense	519,848	644,219	-	-	1,164,067
Depreciation and amortization	936,881	6,212,585	-	2,267,527 (g)	9,416,993
Total expenses	3,660,292	9,582,518	1,476,445	2,631,311	17,350,566
Interest income	149,996	(29,779)	-	-	120,217
Equity in losses of investments in unconsolidated joint ventures	(414,052)	(402,434)	-	-	(816,486)
Minority interest	(6,789)	16,745	-	-	9,956
Net income (loss)	$ (1,315,086)	$ (1,424,766)	$ 4,390,824	$ (3,137,413)	$ (1,486,441)
Allocation of net loss:					
Net loss allocated to general partners	$ (11)				$ (12)
Net loss allocated to limited partners	$ (1,315,075)				$ (1,486,429)
Weighted average number of limited partnership units outstanding	2,598,846			8,149,299 (h)	10,748,145
Net loss per limited partnership unit	$ (0.51)				$ (0.14)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a. Reflects our historical balance sheet as of June 30, 2005.

b. Reflects the acquisition by us of Landmark I for $16,001,998 and Landmark II for $17,594,604. We allocated the purchase price of Landmark I to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 4,117,545	
Building	9,669,489	25 years
Above market lease	749,108	2.75 years
Tenant improvements, leasing commissions & legal fees	796,853	2.75 years
In-place lease	1,023,286	2.75 years
Prepaid expenses and other assets	11,945	
Prepaid rent	(188,997)	
Accrued liabilities	(177,231)	
	$ 16,001,998	

We allocated the purchase price of Landmark II to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 5,382,455	
Building	8,687,874	25 years
Above market lease	623,197	2.67 years
Tenant improvements, leasing commissions & legal fees	717,743	2.67 years
In-place lease	1,036,520	2.67 years
Tenant relationship	1,636,943	7.67 years
Accounts receivable	17,026	
Prepaid expenses and other assets	13,039	
Prepaid rent	(213,449)	
Accrued liabilities	(306,744)	
	$ 17,594,604	

We allocated the purchase price to the above tangible and identified intangible assets based on their relative fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

11

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases. The value of tenant relationship intangibles are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

c.   Reflects the escrow deposits used in the purchase of Landmark I & II.

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2005

a.   Reflects our historical operations for the six months ended June 30, 2005.

b.   Reflects the combined Pro Forma results for the Skillman and 250/290 Carpenter Properties for that portion of 2005 that we did not own 100% of these properties.

c.   Reflects the historical revenues and certain expenses of Landmark I & II.

d.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 33 and 32 months for Landmark I & II, respectively.

e.   Reflects the property management fees associated with the management of Landmark I & II by HPT Management Services LP, our affiliate. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

f.   Reflects asset management fees associated with Landmark I & II. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.5% of the asset value.

g.   Reflects depreciation and amortization of Landmark I & II using the straight-line method over the estimated useful lives as follows:

Landmark I

Description		Allocation	Estimated Useful Life
Building	$	9,669,489	25 years
Real estate intangibles[1]		2,569,247	2.75 years

_____

[1] Included in real estate intangibles is $749,108 of above market lease value, which is amortized to rental income. See Note d.

Landmark II

Description		Allocation	Estimated Useful Life
Building	$	8,687,874	25 years
Real estate intangibles[1]		2,377,460	2.67 years
Tenant relationship		1,636,943	7.67 years

_____

[1] Included in real estate intangibles is $623,197 of above market lease value, which is amortized to rental income. See Note d.

h. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Woodall, Quorum, Skillman, Central, Coit, Mockingbird Commons, Northwest Highway, 250/290 Carpenter Properties and Landmark I & II. The adjustment is computed as follows:

		Pro Forma Six Months Ended June 30, 2005
Cash needed to acquire the Woodall Property	$	7,114,625
Cash needed to acquire the Quorum Property		4,760,565
Cash needed to acquire the Skillman Property		3,702,105
Cash needed to acquire the Central Property		1,435,406
Cash needed to acquire the Coit Property		4,837,050
Cash needed to acquire Mockingbird Commons		4,476,909
Cash needed to acquire Northwest Highway		4,680,050
Cash needed to acquire the 250/290 Carpenter Property		29,980,366
Cash needed to acquire Landmark I & II		33,596,602
	$	94,583,678
Net cash received from each limited partnership unit issued	$	8.80 **(1)**
Limited partnership units needed to purchase the Woodall, Quorum, Skillman, Central, Coit, Mockingbird Commons, Northwest Highway 250/290 Carpenter Properties and Landmark I & II		10,748,145
Less historical weighted average of limited partnership units outstanding at June 30, 2005		(10,550,759)
		197,386

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004

a. Reflects our historical operations for the year ended December 31, 2004.

b. Reflects the combined Pro Forma results for the Woodall, Quorum, Skillman, Central, Coit and 250/290 Carpenter Properties for the portion of 2004 that we did not own these properties.

c. Reflects the historical revenues and certain expenses of Landmark I & II.

d. Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 33 and 32 months for Landmark I & II, respectively.

e. Reflects the property management fees associated with the management of Landmark I & II by HPT Management Services LP, our affiliate. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

f. Reflects asset management fees associated with Landmark I & II. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.5% of the asset value.

g. Reflects depreciation and amortization of Landmark I & II using the straight-line method over the estimated useful lives as follows:

Landmark I

Description	Allocation	Estimated Useful Life
Building	$ 9,669,489	25 years
Real estate intangibles[1]	2,569,247	2.75 years

---

[1] Included in real estate intangibles is $749,108 of above market lease value, which is amortized to rental income. See Note d.

Landmark II

Description	Allocation	Estimated Useful Life
Building	$ 8,687,874	25 years
Real estate intangibles[1]	2,377,460	2.67 years
Tenant relationship	1,636,943	7.67 years

---

[1] Included in real estate intangibles is $623,197 of above market lease value, which is amortized to rental income. See Note d.

h. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Woodall, Quorum, Skillman, Central, Coit, Mockingbird Commons, Northwest Highway, 250/290 Carpenter Properties and Landmark I & II. The adjustment is computed as follows:

	Pro Forma Year Ended December 31, 2004
Cash needed to acquire the Woodall Property	$ 7,114,625
Cash needed to acquire the Quorum Property	4,760,565
Cash needed to acquire the Skillman Property	3,702,105
Cash needed to acquire the Central Property	1,435,406
Cash needed to acquire the Coit Property	4,837,050
Cash needed to acquire Mockingbird Commons	4,476,909
Cash needed to acquire Northwest Highway	4,680,050
Cash needed to acquire the 250/290 Carpenter Property	29,980,366
Cash needed to acquire Landmark I & II	33,596,602
	$ 94,583,678
Net cash received from each limited partnership unit issued	$ 8.80 **(1)**
Limited partnership units needed to purchase the Woodall, Quorum, Skillman, Central, Coit, Mockingbird Commons, Northwest Highway, 250/290 Carpenter Properties and Landmark I & II	10,748,145
Less historical weighted average of limited partnership units outstanding for the year ended December 31, 2004	(2,598,846)
	8,149,299

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By: Behringer Harvard Advisors II LP,
     Co-General Partner

Dated: September 21, 2005   By: /s/ Gary S. Bresky
                                             Gary S. Bresky
                                             Chief Financial Officer